NEWS RELEASE

BRASCAN’S THREE FOR TWO STOCK SPLIT EX-DIVIDEND UPDATE

TORONTO, May 19, 2004 — Brascan Corporation (NYSE: BNN, TSX: BNN.A) confirmed today, May 19, 2004, as the ex-dividend date on the Toronto Stock Exchange for its previously announced three-for-two stock split of the company’s outstanding common shares, to be implemented by way of a special dividend payable on June 1, 2004. As a result, today’s trading activity on the TSX reflected post-stock split prices.

NYSE Ex-Dividend Date

The ex-dividend date for Brascan’s stock split on the New York Stock Exchange will be June 2, 2004, with shares trading until then at pre-stock split prices under a “due bill” process, consistent with the NYSE’s policy to defer the ex-dividend date when distributions or stock splits represent a significant portion of the market value of the common stock.

Shareholders wishing to trade on the NYSE between May 19, 2004 (the normal ex-dividend date which usually occurs two days prior to the record date) and June 1, 2004 (the distribution date), will be trading shares at the full value of the stock split. During this period, a buyer of Brascan common shares will be assigned an instrument known as a due bill, which is the right to participate in the stock split. In turn, a seller of Brascan common shares will automatically assign that right to a buyer. The Depository Trust & Clearing Corporation will record all trading activity on the NYSE during this period to facilitate this due bill process.

Information on the stock split dividend and on our common and preferred share dividends can be found on our web site under Stock Information.

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Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of $17 billion and a further $7 billion of assets under management. These include 55 premier office properties and, 48 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN and BNN.a, respectively.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse
Senior Vice-President
Investor Relations and Communications
Tel:  416-369-8246     e-mail:  kvyse@brascancorp.com